Mail Stop 3561

October 30, 2007

William J. Aliber
Chief Financial Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas, 21st Floor
New York, New York 10019

     Re: **RHI Entertainment, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 19, 2007
            File No. 333-146098

Dear Mr. Aliber:

     We have reviewed your responses to the comments in our letter dated October 11, 2007 and have the following additional comments.

Table of Contents, page i

1. We note your response to prior comment 5. For the cited sources which require purchase or the payment of a subscription fee, please confirm that such price or fee is nominal. Otherwise, it appears that consent of the third party to use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulations S-K for additional guidance. Alternative, you may remove your references to these sources and adopt industry and market data as your own.

RHI overview. page 1

2. We note your response to prior comment 7. Please put the net loss in parenthesis here and elsewhere.

3. We note your response to prior comment 12. If true, please revise to clarify that while under your agreement with Crown Media you will continue to license existing titles to the Hallmark Channel, you no longer expect to develop and produce a significant amount of new content for the Hallmark Channel, which represented a large portion of your new productions in recent years.

Summary Consolidated Historical and Pro Forma Financial and Operating Information, page 12

4. We note from your response to prior comment 15 that you have revised your disclosure to include substantive reasons specific to you that justify the use of EBITDA and Adjusted EBITDA. However, it does not appear your revised disclosures on page 14 include substantive reasons for your use of EBITDA. Please revise to include substantive reasons specific to you that justifies the use of the non-GAAP measure EBITDA, or revise to eliminate your disclosure of the EBITDA non-GAAP financial measure.

Risk Factors, page 17

5. We note from your response to prior comment 18 that you have revised the notes to the pro forma balance sheet to reflect the potential control relationship with KRH. However, we do not believe that your revised disclosure adequately responds to our prior comment. Please revise your disclosure to clearly indicate that the Holdings II LLC Agreement effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in the operation of your business and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II.

Unaudited Consolidated Pro Forma Balance Sheet, page 43

6. We note from your response to prior comment 23 and your revised disclosure in footnote (3) on page 43, that in connection with the offering RHI LLC will expense (1) a $6 million fee to be paid to Kelso in exchange for the termination of your fee obligations under your existing financial advisory agreement and (2) an amount to be paid related to the 2% premium on the second lien debt repayment. We also note your disclosure that upon the consolidation of RHI LLC, RHI Inc. will record its share of these expenses as an adjustment to retained loss. Please reflect each of these amounts as a pro forma adjustment that increases accrued liabilities or decrease cash on the pro forma balance sheet of RHI Inc., and revise your disclosure accordingly.

7. We note from your response to prior comment 25 and your revised disclosure in footnote (2) to the pro forma balance sheet that you will include an adjustment to reflect the expected consolidation of Holdings II and it's wholly-owned subsidiary RHI LLC by RHI Inc., including the classification of the majority interest of Holdings II as RHI Inc.'s non-controlling interest in consolidated entity and the associated reduction in additional paid-in capital of RHI Inc. Please revise to include disclosure of how the amount of the non-controlling interest in RHI Inc. was determined or calculated. Also, please disclose the percentage of Holdings II

that will be owned by RHI, Inc. and how that amount was determined or calculated.

Audited Financial Statements of RHI Entertainment, LLC

Note 2. Basis of Presentation, page F-11

8. We note from your response to prior comment 41 and your revised disclosure in Note 2 to the financial statements, that you have revised your disclosure to include the amount of allocated expenses. However, we do not believe that your response or revised disclosure adequately responds to our prior comment. Please tell us your estimate of what the general and administrative expenses would have been on a stand alone basis, that is, the cost that would have been incurred if Hallmark Entertainment had operated as an unaffiliated entity. If general and administrative expenses on a stand alone basis would not materially differ from the allocated expenses included in the financial statements, please state so. If your estimate of expenses on a standalone basis is materially different from the amount included in the financial statements, please revise Note 2 to include this disclosure for both 2005 and 2004. See SAB Topic 1B:1, Question 2.

Note 16. Commitments and Contingencies, page F-35

9. We note your response to prior comment number 50 with respect to your revenue sharing agreement with ION Media Networks. Given the nature of this advertising arrangement differs from the traditional licensing agreements entered into by you in the past, we believe you should expand your disclosure to provide in greater detail the nature and terms of agreement which addresses the underlying business reasons for such an arrangement and your policy for revenue recognition including your accounting treatment for recognizing the minimum guaranteed payments within the financial statements. Your revised disclosure should also discuss how you have considered EITF No. 99-19 in determining your accounting treatment for recognized revenue on a gross vs. net basis.

Other

10. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

11. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 751-4864
        Raymond Y. Lin, Esquire
        Latham & Watkins LLP
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        New York, New York 10022